Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

September 2, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re: Immediate Report - Announcement by the State Prosecutor’s Office

Further to the description of the Company’s Business in its 2018 Periodic Report concerning an investigation by the Israel Securities Authority and transfer of the investigation to the State Prosecutor, on September 1, 2019 the State Prosecutor’s Taxation and Economic Division released a press release (“the Announcement”), in which it was announced to the past controlling shareholder of the Bezeq Group, Mr. Shaul Elovitch, and other senior officers of the Company and of the subsidiary D.B.S Satellite Services (1998) Ltd (“DBS”) during the applicable period, including Messrs. Or Elovitch, Amikam Shorer, Mrs. Linor Yochelman, and the CEO of DBS, Ron Ayalon, that it was considering filing an indictment against them subject to a hearing, on suspicion of crimes of serious fraud, breach of trust, and reporting offenses under the Securities Law.

According to the Announcement, the hearing letter refers to suspicions in various cases, including impairing the work of the Company’s Independent Board Committee that was handling the acquisition of DBS shares by the Company, fraud related to receiving rewards in the acquisition of DBS shares by the Company, and impairing the work of the Company’s Independent Board Committee that dealt with the contractual relations of DBS with Space Communications Ltd (“Spacecom”). Hearing letters have also been issued to a number of companies in the Eurocom Group, of which Shaul and Or Elovitch were part and acted in their interests as part of the suspicions ascribed to them. Hearing letters were also sent to Spacecom.

In addition, according to the Announcement, the State Prosecutor’s Office has informed the Company’s previous CEO, Mrs. Stella Handler, and the former adviser to the Bezeq Group that it is considering bringing charges against them, subject to a hearing, for crimes of fraud and breach of trust in their dealings with the past Director General of the Ministry of Communications, Mr. Shlomo Filber. In this connection, Handler is also suspected of reporting offenses under the Securities Law and of obstruction of justice.

Similarly, according to the Announcement, Stella Handler and Shaul Elovitch are also accused of reporting offenses under the Securities Law and of obstruction of justice.

As stated in the Company’s 2018 Periodic Report, the Company does not have full information concerning the investigations, their content, the material and proofs held by the legal authorities in the matter (including after receipt of the Announcement that is the subject of this report). Accordingly, the Company is unable to assess the impacts of the investigations, their findings and results on the Company and its financial statements.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.